Contact

www.linkedin.com/in/
alexandreaday (LinkedIn)
metabrainlabs.com (Company)
iaffirm.org (Company)

Top Skills

Artificial Intelligence (AI)

Enterprise Software

Web Video

Languages

English

Publications

Abstract: Leadership Pilot
MetaBrain App Feasibility for
Leadership Development.

Abstract: 2023 USA National Golf
Pilot Results Mental Skills and
Putting Performance Improvement
for Amateur and Professional
Athletes.

Patents

Method and system for disease
condition reprogramming based
on personality to disease condition
mapping

SYSTEMS, DEVICES AND
METHODS FOR STREAMING
MULTIPLE DIFFERENT MEDIA
CONTENT IN A DIGITAL
CONTAINER

Alexandrea Day

Innovating sensor-infused AI agents that use contextualized, real-
time neurobiological data to respond to users' emotional and
cognitive needs, driving personalized interactions in healthcare,
sports, and business.
Bellevue, Washington, United States

Summary

Alexandrea Day, the visionary CEO of MetaBrain Labs™, is
revolutionizing how industries harness real-time neurobiometric
intelligence. At the forefront of AI-driven human insight, she leads the
development of a cutting-edge platform that ingests and analyzes
brainwave, biometric, and voice data in real time—not just to
monitor, but to converse, engage, and act dynamically.

Unlike traditional AI models that rely solely on static knowledge or
predefined tasks, MetaBrain Labs' AI Agents process live, human-
driven data to enable natural, adaptive conversations. Whether in
healthcare, sports, learning, or beyond, these AI-driven interactions
provide personalized guidance, instant feedback, and seamless
adaptation to individual needs—unlocking deeper insights and
enhancing real-world outcomes.

Under Alexandrea's leadership, MetaBrain Labs empowers
companies across industries to redefine human-machine
collaboration. From optimizing mental health and athletic
performance to elevating workforce productivity and customer
engagement, the platform delivers transformative intelligence at
scale. By bridging the gap between wearable data and actionable
conversations, Alexandrea is shaping the next evolution of AI—
where technology doesn't just analyze, but listens, learns, and
adapts.

Her relentless commitment to advancing human potential through AI
is driving a paradigm shift in how businesses innovate, compete, and
thrive in a world where real-time intelligence is the key to unlocking
limitless possibilities.

_____

Experience

MetaBrain Labs Inc.
Co-founder, Author & Innovator
August 2021 - Present (3 years 8 months)
Seattle, Washington, United States

THE METABRAIN VISION: A Path to Transformation

Making a meaningful impact on humanity requires bold innovation, driven by creative thinking, courage, and a deep understanding of life's complexities. MetaBrain Labs, led by CEO Alexandrea Day, has dedicated itself to addressing both the unmet needs stemming from crisis and stress and the potential for abundance and well-being on the other end of the spectrum.

With a history of challenging conventional wisdom, Alexandrea Day, a NeuroTech innovator, clinician, and futurist has paved the way for advancements in societal well-being and human achievement. Her extensive research and countless client interactions have provided a comprehensive insight into the human operating system and its untapped potential.
This wealth of knowledge has fueled her mission to develop a scalable breakthrough in behavioral analysis and treatment methods.

Driven by a steadfast belief in human potential, the concept of a Meta-Brain capable of fostering healthy and empowered living was born. Detailed in her book, "Meta-Brain: Re-programming the Unconscious for Self-directed Living," this groundbreaking process goes beyond standard analysis and self-help approaches. It introduces a novel category of personalized self-assessment and self-improvement, inherent within each of us, redefining the path to positive transformation.

Our platform can also enable other innovations that require sensors, devices, and a chatbot to guide a user experience, in-App. Contact me for more information.

VideoCrewUSA
Senior Video Producer
July 2018 - Present (6 years 9 months)
Greater Seattle Area

VideoCrewUSA operates as a 24/7 managed video service, delivering high-quality video shooting and editing services at an affordable price point.
Our primary goal is to offer exceptional value, ensuring that your projects

benefit from the expertise of highly skilled professionals while leveraging our proprietary technology to enhance efficiency.

We've established a nationwide network of professional filmmakers who capture and upload footage directly to our platform, streamlining the process for our clients. Beyond providing a range of video production options, from custom projects to social story packages, VideoCrewUSA simplifies your filmmaker selection process. We handpick the ideal filmmaker for your project, vouching for their work and saving you the time and effort of soliciting multiple quotes through an RFP process. Our in-depth knowledge of our team's talent and availability allows us to book the perfect professional for your needs within just one hour.

Furthermore, VideoCrewUSA is dedicated to continuously enhancing our workflows by developing our software platform. We aspire to be your trusted partner in new media video production, consistently striving for excellence in every aspect of our service.

IAffirm
Founder & Executive Director
January 2020 - December 2023 (4 years)
Greater Seattle Area

I Affirm operates as an official 501(c)(3) non-profit organization, deeply committed to a meaningful mission. Our core objective centers around helping individuals transform negative belief systems, all while rigorously conducting scientific research to validate the efficacy of our methods.

In addition to our transformative work, we extend our impact by offering scholarships and private sessions to underserved individuals, generously funded by donations. This ensures that those who may not have access to our services can still benefit from our support and guidance.

InstaVid
Visionary, Inventor, and Patent-holder
May 2016 - April 2018 (2 years)
Greater Seattle Area

I am an innovative female inventor in the tech industry, and I have spearheaded the evolution of the next big trend in video browsing. Over a decade of dedicated work culminated in the development of a prototype and the filing of a patent back in 2010. Today, I am proud to announce that not only has the patent been granted, but we've also filed follow-on continuation-in-part applications. Our latest version, the 3.0 platform, offers limitless scalability, exceptional versatility to deliver video excerpts of any style or size, and lightning-fast performance. For further details, please don't hesitate to reach out to Alex.

DaySpark
Co-Founder, President, CEO & BOD
November 2010 - October 2015 (5 years)
Bellevue, WA

DaySpark has created the world's first PREMIUM video-sharing network for publishers and producers so that users can easily find videos they want to watch.

Horse of Mine
Strategic Advisor
January 2010 - November 2010 (11 months)

Horse of Mine presents an innovative virtual horse ownership program, seamlessly merging the digital realm with the real-life equine experience. Through our platform, users gain the unique opportunity to establish a meaningful connection with their beloved horse through live video streaming cameras strategically positioned at horse farms. Owners can delight in watching their cherished horse during various activities, including mealtime, grooming sessions, engaging lessons, and joyful pasturing.

Furthermore, our platform fosters a sense of community, allowing horse owners to engage in blogging and interactive chats with their horse's dedicated handler. Additionally, users have the delightful option to indulge their virtual equine companion by purchasing special virtual treats, enhancing the overall horse-ownership experience. Discover the magic of virtual horse companionship with Horse of Mine today!

Leszynski Group
VP Marketing
2001 - 2003 (2 years)

My role revolved around spearheading all marketing endeavors tailored to the launch of innovative software products designed for mobile computing, particularly with a focus on Tablet PCs. I orchestrated targeted learning sessions and meticulously crafted budgetary strategies within the realm of mobile computing. These initiatives were strategically designed to fuel the sales of custom software development solutions for our company, driving growth and success in this dynamic market segment.

Alaska Media Research
Ombudsman
2000 - 2001 (1 year)

In this role, my primary responsibility centered around scrutinizing media coverage in the state of Alaska, particularly with a keen eye for bias in reporting. Upon identifying instances of bias, I took proactive steps to rectify the situation by reaching out to the respective reporters and engaging with various community stakeholders to verify the accuracy of the information and ensure a fair representation of events. Notably, I carried out these responsibilities remotely from Seattle while reporting on news related to Alaska's media landscape.

Adaptive Therapy
Adaptive Therapist
January 1981 - January 1999 (18 years 1 month)

The innovator behind Adaptive Therapy, which operates within the framework of Cognitive Behavioral Therapy (CBT), is deeply committed to assisting individuals in recognizing and reshaping core beliefs that contribute to inappropriate, harmful, or limiting behaviors. This transformative process closely aligns with the well-established CBT technique known as Cognitive Restructuring.

Education

Antioch University Seattle
Psychology · (1996 - 1999)